EXHIBIT (a)(6)

Form of Notice to Tendering Employees

Dear [                    ]:

On behalf of Bronco Drilling Company, Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer to Exchange”) certain outstanding options that were granted on or after August 16, 2005 (the “Eligible Options”) under the Company’s 2005 Stock Incentive Plan (the “2005 Plan”) and the Company’s 2006 Stock Incentive Plan (the “2006 Plan” and, together with the 2005 Plan, the “Plans”) for restricted stock awards (the “Restricted Stock Awards”) which the Company will issue under the 2006 Plan.

The Offer expired at 12:00 midnight, Central Time, on May 21, 2007. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer to Exchange, the Company accepted for exchange Options to purchase a total of [            ] shares of common stock and cancelled all such Options. The Company has accepted for exchange and cancelled your Eligible Options. Additionally, the Company has cancelled your options to purchase shares of common stock for which no shares of restricted stock are being exchanged.

In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive one share of restricted common stock for every two shares of common stock subject to your cancelled Eligible Options. The Restricted Stock Award will be subject to the terms and conditions of the 2006 Plan and a restricted stock agreement between you and the Company. The restricted common stock will be held in the custody of the Company until it vests. Subject to the terms and conditions of the 2006 Plan and your restricted stock agreement, the restricted common stock will vest in equal amounts on January 1, 2008 and January 1, 2009, subject to earlier vesting and forfeiture under certain circumstances. Your vested shares will not actually be delivered to you until you provide for the payment to us of the federal, state and foreign income and employment withholding taxes to which you become subject as a result of the vesting of your restricted common stock.

In accordance with the terms of the Offer to Exchange, in order to receive the unvested portion of the Restricted Stock Award, you must remain an employee of the Company or one of its subsidiaries through the dates the restricted common stock vests. If you do not remain an employee of the Company or one of its subsidiaries for the required periods, you will forfeit unvested restricted shares of common stock and you will not receive any other consideration for the options tendered by you and cancelled by the Company.

If you have any questions about your rights in connection with the grant of Restricted Stock Awards, please call Mark Dubberstein at (405) 562-4125.

Sincerely,

D. Frank Harrison Chief Executive Officer and President Bronco Drilling Company, Inc.